Domenico Scala	Syngenta International AG	Tel:	+41-61 323 73 90
Chief Financial Officer	Finance	Fax:	+41-61 323 85 98
	P.O. Box	domenico.scala@syngenta.com
CH-4002 Basel
Switzerland
www.syngenta.com

VIA EDGAR SUBMISSION AND COURIER

Ms. April Sifford
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
USA – Washington, D.C. 20549-7010

Basel, October 10, 2006

Re:	Syngenta AG
Form 20-F for the year ended December 31, 2005
Filed March 1, 2006
File No. 001--15152

Dear Ms. Sifford:

     This letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 28, 2006 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed March 1, 2006 (the “Annual Report”).

     Set forth below are responses to the Staff’s comments numbered 1 through 3, as set forth in the Comment Letter.

*        *        *

Form 20-F for the Fiscal Year Ended December 3l, 2005

Controls and Procedures, page 96

1.	We note that you have concluded that your disclosures controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis. Please revise your conclusion to conclude, if true, that your disclosure controls and procedures were

Date: Basel, October 10, 2006 Page: 2/4

effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

     The conclusion that Syngenta’s disclosure controls and procedures were “adequate and effective to ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis” was based on the Company’s Chief Executive Officer’s and Chief Financial Officer’s conclusion that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company did not specifically state this conclusion because it believed the reference to “disclosure controls and procedures” encompassed the entirety of the definition of “disclosure controls and procedures”, as set forth in Exchange Act Rule 13a-15(e). In future filings, the Company will expand its disclosure under Item 15 such that the conclusion will specifically relate to each component of the definition of “disclosure controls and procedures”, as set forth in Exchange Act Rule 13a-15(e).

Consolidated Financial Statements

Consolidated Cash Flow Statement, page F-6

2.	We note that you have reconciled your cash flow from operating activities to operating income. IAS 7, paragraphs 18 and 20, state cash flows from operating activities reported using the indirect method should be presented by adjusting profit or loss. Please explain to us why you reconcile to operating income and not net income.

     Under IAS 7 paragraph 11, an entity is required to present its cash flows in a manner most appropriate to its business. Rather than adopting a prescriptive approach, that sentence requires the entity to consider and decide which is the most appropriate profit or loss line on which to base its reconciliation of profit or loss to cash flow from operating activities. This is further supported by the example in Appendix A to the standard, which reconciles to “Profit before taxation”, rather than to net profit or loss.

Date: Basel, October 10, 2006 Page: 3/4

     Syngenta selected operating income as the reconciliation point on the cash flow statement in order to clearly link to the results of the business segments set out in note 4 to the consolidated financial statements. Similarly and for the same reason, Syngenta management view the cash flow statement in their management accounts in the same format as that presented in the Annual Report. Syngenta continues to believe that presenting cash flow from operating activities using operating income is the most appropriate for its business.

     Syngenta continues to monitor the SEC filings of comparable companies reporting under IFRS, including those in the same or similar industries and notes that many prepare their cash flow statement on the same or similar basis to Syngenta.

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note on page F-10 that you adopted IFRS 3, and as a result ceased amortization of goodwill prospectively from January 1, 2005. Please include an explanatory paragraph in your auditors report to disclose the change in accounting principle. Refer to Rule 2- 02(c) of Regulation S-X and to Section V.H. of our International Reporting and Disclosure Issues in the Division of Corporation Finance, which may be found at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P364_55279. for additional guidance.

     Our auditors have explained to us that Rule 2-02(c) of Regulation S-X (“Rule 2-02(c)”) only requires auditors to disclose material changes in accounting principles in the auditors report. In this context, our auditors have informed us that, pursuant to Rule 2-02(c), an explanatory paragraph describing the change in accounting principle was excluded from the auditor's report because the overall impact of the change was not significant enough to necessitate inclusion in the audit opinion. Our auditors indicated that their judgment was based on various quantitative measures, including the impact on pretax income, operating income, and equity and qualitative factors including the fact that the Company operates in a stable business environment, is financially healthy, has solid financial management, and possesses an effective internal control environment.

     We note that this change in accounting principle was described and quantified in note 2 of the Company’s consolidated financial statements and the impact on results compared to 2004 was noted on pages 36, 41 and 45 of the Annual Report.

*           *           *

     The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: Basel, October 10, 2006 Page: 4/4

     Please do not hesitate to call me (+41-61-323-7390), John Ramsay, Group Financial Controller (+41-61-323-5362), or James Halliwell, Head of Reporting (+41-61-323-7074), with any questions you may have with respect to the foregoing. Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) or Jeffrey Pohlman (212-450-4078) of Davis Polk & Wardwell, Syngenta’s counsel, with respect to this letter. For any questions regarding our response to comment #3, please feel free to contact Eric Ohlund (+41-58-286-47-08) of Ernst & Young AG, Syngenta’s auditors.

Very truly yours,

/s/Domenico Scala

Domenico Scala
Chief Financial Officer

cc:	John Ramsay
James Halliwell
Syngenta AG

Michael Kaplan
Jeffrey Pohlman
Davis Polk & Wardwell

Eric Ohlund
Ernst & Young AG